Loop Industries, Inc.

480 Fernand-Poitras, Terrebonne

Quebec, Canada J6Y 1Y4

August 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Loop Industries, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-281224

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Loop Industries, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 14, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Norton Rose Fulbright US LLP, request by telephone that such Registration Statement be declared effective.

Please contact James Lacey, of Norton Rose Fulbright US LLP, outside counsel to the Company, at (212) 318-3189, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Fady Mansour
Fady Mansour
Chief Financial Officer